Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Petroflow Energy Ltd.
1401 17th Street, Suite 310
Denver, Colorado 80202
(303) 296-7070

Item 2	Date of Material Change

March 17, 2010.

Item 3	News Release

Press Release dated March 16, 2010
Distributed by CNW in Canada and the US.

Item 4	Summary of Material Change

The Company Announces Reserves Changes

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

PLEASE SEE ATTACHED PRESS RELEASE AS FULL DESCRIPTION

5.2	Disclosure for Restructuring Transactions

N/A

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7	Omitted Information

NO INFORMATION HAS BEEN OMITTED

Item 8	Executive Officer

Mr. Tucker Francicus
Interim Chief Financial Officer
Petroflow Energy Ltd.
1401 17th Street, Suite 310
Denver, Colorado 80202 USA
(303) 296-7070

Item 9	Date of Report

March 17, 2010

FOR IMMEDIATE RELEASE - March 16, 2010 - DENVER, COLORADO - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW ENERGY LTD. ANNOUNCES RESERVE CHANGES

Petroflow Energy Ltd. (“Petroflow” or the “Company”) today announced that it has received its independent oil and gas reserve report for the year ended December 31, 2009 from Haas Petroleum Engineering Services, Inc. Due to the uncertainty regarding the status of the farmout agreement between Petroflow and  Enterra Energy Trust (“Enterra”), the Company’s proved undeveloped (PUD) and Probable reserves within the Area of Mutual Interest (AMI) as defined in Petroflow’s farmout agreement with Enterra have not been included. As a result of the exclusion, a reduction of approximately $40.9 million PUD and Probable (at escalated pricing) reserves has been removed from the Company’s report. Under Canadian GAAP reserve reporting, no impairment is required.

Petroflow’s 2009 year end total proved net present worth discounted at 10% per annum before income taxes using escalated pricing is approximately $213.9 million as compared to a total proved net present worth discounted at 10% of approximately $400.2 million for the year ended December 31, 2008, as previously reported.  Proved and Probable reserves using escalated pricing had a future net present worth discounted at 10% per annum of approximately $234.3 million.  Escalated pricing ranges from $6.05/MMBTU in 2010 to $9.45/MMBTU in the year 2020 for natural gas, $80.00/barrel in 2010 to $109.70/barrel in the year 2020 for oil, and $1.14/gal in 2010 and $1.57/gal in the year 2020 for natural gas liquids.

Under the new constant price reporting requirements for SEC reporting, which require using the previous year’s first of the month average prices, Petroflow’s total proved net present worth discounted at 10% per annum is approximately $88.9 million at year end as compared to a total proved net present worth discounted at 10% of approximately $173.2 million for the year ended December 31, 2008, as previously reported. Constant pricing used was $3.87MMBTU for natural gas, $61.18/barrel for oil, and $0.70/gal for natural gas liquids.  As a result of these reserve changes, if the Company was reporting under US GAAP, an impairment charge would likely result. This would most likely increase Petroflow’s depreciation, depletion and amortization (DD&A) level on the Company’s financials.

All dollar amounts are expressed in US dollars.  Estimates of future net revenues disclosed herein do not represent fair market value.

Forward-Looking Statements

This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve our engineering ability to support the continued operation of the Company.  There are numerous uncertainties inherent in estimating reserve volumes and values, and the estimates are subject to change as additional information becomes available.  The reserves actually recovered and the timing of production of the reserves may vary significantly from the estimates. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the difficulty in retaining key personnel to carry on the Company’s oil and gas operations and availability of capital to fund ongoing capital expenditures. Additional information on these and other factors, which could affect Petroflow's operations or financial results, are included in Petroflow's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For further information, please contact:
Petroflow Energy Ltd.	Petroflow Energy Ltd.
Kyle R. Miller, CEO	Tucker Franciscus, Interim CFO
303-296-7070	303-296-7070
www.petroflowenergy.com	www.petroflowenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.